P.E.
12/31/01

2001 ANNUAL REPORT



Merrill Merchants Bancshares, Inc.

Contents

SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	2001	2000	1999	1998	1997
Net income	$ 3,254	$ 2,619	$ 2,247	$ 1,916	$ 1,402
Net interest income	11,542	10,026	8,885	8,032	7,155
Non-interest income	3,299	3,155	2,602	2,211	1,724
Non-interest expense	9,468	8,823	7,754	6,939	6,357
PER COMMON SHARE					
Earnings per share:					
Basic	$ 1.20	$ 0.95	$ 0.80	$ 0.86	$ 0.74
Diluted	1.04	0.84	0.70	0.70	0.64
Dividends per share	0.31	0.24	0.20	0.12	0.02
Book value per share (1)	9.52	8.74	8.12	7.73	6.08
Dividend payout ratio	25.87 %	25.52 %	24.71 %	15.27 %	3.23 %
KEY RATIOS					
Return on average assets	1.26 %	1.16 %	1.11 %	1.05 %	0.86 %
Return on average equity (1)	13.45	11.69	10.52	12.97	13.63
Equity to assets at year end (1)	9.12	9.45	10.15	10.30	6.14
Non-performing assets to total assets	0.26	0.25	0.15	0.08	0.13
Net charge-offs to average loans	0.08	0.03	0.07	0.04	0.08
AT YEAR END					
Total assets	$ 278,197	$ 246,413	$ 213,747	$ 199,743	$ 178,619
Loans receivable, net (2)	185,094	163,265	133,948	125,632	117,171
Investment securities	71,607	59,686	61,475	55,909	45,321
Deposits	219,309	200,451	168,578	164,128	146,312
Borrowed funds	29,792	20,076	19,069	13,508	20,236
Shareholders' equity	25,985	23,292	21,258	20,655	10,967

(1) *Excludes effect of unrealized gains or losses on securities* (2) *Excludes loans held for sale*



William C. Bullock, Jr. *Chairman* with
Edwin N. Clift *President and CEO*

Dear Shareholders:

2001 was a tumultuous year. The September attacks stunned the nation and brought us together with a common purpose. Despite rapidly falling interest rates, volatile stock markets, and a recession, our Company was able to achieve meaningful growth and record earnings. We look forward to 2002 with guarded optimism, mindful of the economic challenges, but confident in our people and our mission of providing superior banking and investment services.

FINANCIAL PERFORMANCE

We are pleased to report earnings of $3.3 million for the Company, a 24% increase over last year. The Company's loan portfolio grew 13% and total assets increased to $278.2 million at December 31, 2001. Solid asset growth and an improved net interest margin translated to diluted earnings per share of $1.04 in 2001 compared to $.84 in 2000, representing an increase of 24%. The Company increased its dividend payments to $.31 per common share from $.24 in 2000.

NET INCOME

(In Millions)



$3.5
$3
$2.5
$2
$1.5
$1
$.5
$1.4
$1.9
$2.2
$2.6
$3.3
1997
1998
1999
2000
2001

EXPANSION

In May 2001, the Bank opened a Private Banking Office in Waterville under the leadership of Clarence Bickford, Jr., who brings over 30 years of trust and investment experience to our Bank. We have been very pleased with business development efforts and we continue to explore other strategic opportunities to better serve customers there and elsewhere.

We plan to offer mutual funds, insurance and annuity products to our customers through Greenwood Financial Services (a division of the Bank). This division should be operating at full capacity by the end of the second quarter in 2002.

By purchasing a property adjoining our Pittsfield branch, we were able to add a new drive-up facility and 24-hour ATM. This expansion offers our customers added convenience as well as additional parking.

LOANS RECEIVABLE
(In Millions)


$150
$100
$50
$117.2
$125.6
$133.9
$163.3
$185.1
1997
1998
1999
2000
2001

LENDING ACTIVITIES

In spite of the softening economy, we experienced substantial loan demand with our outstanding loan balances increasing 13% over a year ago. Small business and residential mortgage lending continue to be a focus for our Company. For the fourth consecutive year the Bank was honored by the Small Business Administration (SBA) as the leading lender among community banks in Maine. This is a significant accomplishment for our Bank and much credit for our success in this area is due to the efforts of Jerry Jarrell, Vice President and Commercial Lender. Our Bank was once again recognized as the number two SBA lender among all banks in the state, regardless of asset size. We have partnered with Penquis Community Action Progam on various projects, including the Graham School Senior Housing Project, which, through our efforts, received a $400,000 Affordable Housing Grant from the Federal Home Loan Bank.

A favorable interest rate environment resulted in residential mortgage lending reaching record levels. Total residential mortgage loan originations for 2001 were $61.5 million compared to $23.1 million in 2000. The prompt, personal attention we provide throughout the mortgage process, including local servicing, continues to attract new and repeat customers to our Bank. We are very pleased to now be the second leading mortgage originator in our market area.

TRUST ASSETS
(In Millions)


$200
$150
$100
$50
0
$90.3
$136.5
$189.5
$224.8
$234.8
1997
1998
1999
2000
2001

TRUST & INVESTMENT SERVICES

Our Trust and Investment Group experienced another year of asset growth in the midst of difficult market conditions. Trust assets under administration increased to $234.8 million at year-end, an increase of $10.0 million over the previous year. We are also pleased to report that our investment performance surpassed conventional benchmarks.

Our investment philosophy remains unchanged. We believe that quality asset selection and diversification are both the best offense and defense and the most appropriate means to attain the long-term financial objectives of our customers.

COMMUNITY BUILDING

Our bankers play a significant role in their local communities. Their service on behalf of youth, economic development, cultural and community affairs is complemented by strong financial support from the Bank.

DEPOSITS
(In Millions)



$ 200
$ 150
$ 100
$ 50
$146.3
$164.1
$168.6
$200.5
$219.3
1997
1998
1999
2000
2001

This past year, we partnered with the United Way in sponsoring *To Those Who Care*, a community service recognition program, and we continue to provide volunteer readers at various childcare sites in conjunction with the highly touted *Read for Success* program. Our commitment to education is very strong and among the schools and colleges we support with charitable contributions are Eastern Maine Technical College, Husson College, Maine Central Institute, and the University of Maine.

REMEMBRANCE

People are the key to any organization's success, and our Company was saddened in October when John P. Thayer and John S. Bacon passed away. John Thayer was Vice President and Manager of our Brewer branch and had been an officer of the Bank since its formation in 1992. John Bacon, President of Bacon Printing Company and an Honorary Director of our Company, had served as a founding director of the Bank and as a director of the Company until his retirement in April 2001. We will miss their many contributions to our Company.

LOOKING AHEAD

RETURN ON ASSETS



1.25%
1.00%
.75%
.50%
0.86%
1.05%
1.11%
1.16%
1.26%
1997
1998
1999
2000
2001

Although we anticipate challenges in the year ahead, we are optimistic about the future. Our regional economy remains relatively stable, our loan credit quality is strong, and we believe that changes within the local financial services arena will continue to present opportunities for franchise growth.

During a year of stock market volatility, we were very pleased to see our stock price close the year at $11.30 per share, a 33% increase over last year. We are also pleased to report that since the offering of our Company's Dividend Reinvestment and Stock Purchase Plan, nearly 37% of the Company's shareholders have elected to increase their investment in Merrill Merchants Bancshares, Inc.

As always, we appreciate your business and customer referrals and your continued confidence in our Company.

Edwin N. Clift
President and Chief Executive Officer

William C. Bullock, Jr.
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements. For a discussion of these risks and uncertainties, see the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001. The Company disclaims any obligation to publically announce future events or developments that may affect the forward-looking statements contained herein.

GENERAL

Merrill Merchants Bancshares, Inc. (Company) owns all of the common stock of Merrill Merchants Bank (Bank) and Maine Acceptance Corporation (MAC). The Bank is a full-service community bank headquartered in Bangor, Maine, providing a wide range of consumer, commercial, and trust and investment services through its eleven locations in central and eastern Maine.

Merrill Merchants Bank is committed to providing outstanding customer service and building long term banking relationships with customers. Delivery on this commitment through local decision-making and personal service has helped distinguish Merrill Merchants from its competitors. This will continue to be strategically significant as larger banks consolidate and their service delivery channels become more depersonalized.

Maine Acceptance Corporation, a finance company which opened for business in Bangor on March 1, 1999, provides indirect auto and recreational vehicle lending, as well as other types of direct loans, including personal unsecured, recreational vehicle, automobile, mobile home and home equity loans.

The Company's goal is to sustain profitable, controlled growth by focusing on increased loan and deposit market share; managing yields on earning assets and rates on interest-bearing liabilities; increasing non-interest income; and being prepared for acquisitions and expansion opportunities within the financial services industry.

REVIEW OF FINANCIAL STATEMENTS

The Company declared a 3% stock dividend in both 2001 and 2000. All financial data included herein has been restated to reflect the impact of the stock dividends.

The discussion and analysis that follows focuses on the factors affecting the Company's financial condition at December 31, 2001, and 2000 and financial results of operations during 2001 and 2000. This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

RESULTS OF OPERATIONS

Overview

The Company ended 2001 with consolidated assets of $278.2 million representing growth of $31.8 million or 13%. Asset growth was attributable to strong loan demand and an increase in the investment portfolio resulting from deposit growth. The Company reported net income of $3.3 million or $1.20 per basic share and $1.04 per diluted share in 2001, as compared to $2.6 million or $.95 per basic share and $.84 per diluted share in 2000. This represented earnings growth of $635,000 or 24%. Return on average assets increased to 1.26% in 2001 compared to 1.16% in 2000, and return on average equity increased to 13.45% in 2001 from 11.69% in 2000.

AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME

The following table sets forth, for the years indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin.

Year Ended December 31,	2001			2000		
(In Thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
ASSETS:						
Interest-earning assets:						
Loans (1)	$ 175,634	$ 15,731	8.96 %	$ 153,411	$ 14,708	9.59 %
Investment securities (2)	64,583	3,788	5.87 %	56,159	3,415	6.08 %
Other earning assets	725	23	3.17 %	1,771	111	6.27 %
Total interest-earning assets	240,942	19,542	8.11 %	211,341	18,234	8.63 %
Non-earning assets	16,484			15,064		
Total assets	$ 257,426			$ 226,405		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-bearing liabilities:						
Savings deposits and interest-bearing checking	$ 86,596	2,222	2.57 %	$ 80,178	2,867	3.58 %
Certificates of deposit	82,160	4,534	5.52 %	74,223	4,318	5.82 %
Securities sold under agreement to repurchase	16,453	529	3.22 %	13,055	612	4.69 %
Short-term borrowings	4,220	186	4.41 %	2,989	188	6.29 %
Long-term borrowings	8,302	489	5.89 %	2,938	192	6.54 %
Total interest-bearing liabilities	197,731	7,960	4.03 %	173,383	8,177	4.72 %
Other liabilities	35,000			31,080		
Shareholders' equity	24,695			21,942		
Total liabilities and shareholders' equity	$ 257,426			$ 226,405		
Net interest income (2)		$ 11,582			$ 10,057	
Net interest rate spread			4.08 %			3.91 %
Net interest margin			4.81 %			4.76 %

(1) *Non-accruing loans included in computation of average balance.*
(2) *Income from investment securities and net interest income is presented on a tax-equivalent basis by adjusting income and yields earned on tax-exempt securities assuming a federal tax rate of 34%.*

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table presents the components of the Company's net interest income as attributed to volume and rate on a tax-equivalent basis assuming a Federal tax rate of 34%. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in volume.

Year Ended December 31,	2001			2000		
(In Thousands)	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST-EARNING ASSETS:						
Loans	$ 1,990	$ (967)	$ 1,023	$ 2,175	$ 501	$ 2,676
Investment securities	494	(121)	373	(59)	345	286
Other earning assets	(33)	(55)	(88)	(21)	26	5
Total interest income	2,451	(1,143)	1,308	2,095	872	2,967
INTEREST-BEARING LIABILITIES:						
Savings deposits and interest-bearing checking	165	(810)	(645)	100	299	399
Certificates of deposit	438	(222)	216	900	255	1,155
Securities sold under agreement to repurchase	109	(192)	(83)	(11)	110	99
Short-term borrowings	54	(56)	(2)	72	24	96
Long-term borrowings	316	(19)	297	66	3	69
Total interest expense	1,082	(1,299)	(217)	1,127	691	1,818
Change in net interest income	$ 1,369	$ 156	$ 1,525	$ 968	$ 181	$ 1,149

Net Interest Income

The Company's primary source of operating income is net interest income. Net interest income on a taxable equivalent basis was $11.6 million for 2001 and $10.1 million for 2000. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Net interest income increased by $1.5 million or 15%, on a taxable equivalent basis, in 2001 compared to 2000. This increase was due to growth in the loan and investment portfolios and the repricing of interest-bearing liabilities faster than the repricing of earning assets. The Company's net interest margin increased to 4.81% for 2001 compared to 4.76% for 2000. The Federal Reserve reduced the Federal Funds rate eleven times in 2001 for a total reduction of 4.75%. The Federal Funds rate, as set by the Federal Reserve, averaged 3.90% in 2001 and 6.24% in 2000.

Interest income increased to $19.5 million, a 7% increase in 2001. The increase was driven by growth in the average earning assets of $29.6 million or 14% which was offset by a decrease in the yield on average earning assets to 8.11% in 2001 from 8.63% in 2000.

Interest expense decreased to $8.0 million in 2001 from $8.2 million in 2000, representing a 3% decrease. This decrease was a result of a decline in the cost of funds to 4.03% in 2001 from 4.72% in 2000 which was offset by growth in average interest-bearing liabilities of $24.3 million or 14%.

Management currently anticipates that net interest income will continue to increase in 2002 due to expected growth in earning assets (primarily loans), although a decline in the net interest margin is expected due to industry-wide pricing pressure on loans and deposits and the Federal Funds rate remaining at historically low levels (currently 1.75%).

Non-Interest Income

Non-interest income was $3.3 million for 2001 compared to $3.2 million for 2000. Non-interest income increased $404,000 in 2001 when excluding gains on sales of securities of $37,000 in 2001 and $297,000 in 2000. The Company continues to experience growth in all fee income categories including increases in gain on sale of mortgage loans of 103%, ATM fees of 25% and merchant processing fees of 12%.

Gain on the sale of mortgage loans increased to $321,000 for 2001 compared to $158,000 for 2000 due to the record level of mortgage refinances resulting from the favorable interest rate environment nationally. The Company's portfolio of residential mortgages serviced for secondary market investors at December 31, 2001 of $79.1 million increased by $9.8 million, or 14%, from December 31, 2000.

Trust fees increased to $1.0 million in 2001 compared to $967,000 in 2000. The market value of client assets under administration increased $10.0 million, or 4%, to $234.8 million at December 31, 2001 compared with trust assets of $224.8 million at December 31, 2000. The increase in trust assets was achieved through new business development as market conditions remained volatile during the year.

The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

Non-Interest Expense

Non-interest expense was $9.5 million for 2001 compared to $8.8 million in 2000. The $645,000 or 7% increase was primarily related to the increase in salaries and employee benefits of $335,000 and the increase in other expenses of $174,000. The Company's efficiency ratio (non-interest expense divided by the sum of net interest income and other income) improved to 63.8% for 2001 compared to 66.9% for 2000.

Salaries and employee benefits expense totaled $5.0 million for 2001. Personnel costs in 2001 increased 13%, when excluding the one-time charge of $238,000 in 2000 resulting from restructuring and amending the Company's supplemental executive retirement plan. The 2001 increase was a result of normal annual salary increases and additional staffing required as a result of asset growth and market expansion. Other non-interest expense increased 8% for 2001 reflecting increases in merchant and credit card processing expenses, ATM expenses and professional fees.

Annual operating expenses are also expected to increase in future periods due to future branching and product expansion.

BALANCE SHEET REVIEW

Loans

The Bank offers a broad range of personal and business loan products. Total loans (which excludes loans held for sale) of $188.1 million grew $22.2 million or 13% from December 31, 2000. Real estate lending was strong in 2001 with commercial real estate loans increasing 17% in 2001 to $69.3 million and residential and home construction lending increasing 36% to $41.7 million. Commercial loan balances increased 3% in 2001 to $43.5 million while consumer and home equity loans increased slightly to $33.6 million at year-end.

The average yield on loans decreased to 8.96% in 2001 from 9.59% in 2000. This decrease is the result of lower interest rates in 2001 (the prime rate average was 6.91% for 2001 and 9.24% for 2000). Management anticipates pressure on yields on loans due to lower interest rates in 2002 and increased competition from banks and non-traditional credit providers.

Investment Securities

The investment portfolio provides liquidity, diversification and earnings to the Company. The investment portfolio represents 26% of the Company's total assets. The portfolio is comprised primarily of U.S. Government agencies and collateralized mortgage obligations. Substantially all of the Company's securities are AAA or equivalently rated. Total investment securities increased in 2001 by $11.9 million to $71.6 million at December 31, 2001. The Company changed its investment mix during 2001 by increasing its holdings in mortgage-backed securities and collateralized mortgage obligations (which currently represent 54% of the investment portfolio compared to 48% at December 31, 2000) and reducing its U.S. Treasury security holdings to 1% at December 31, 2001, compared to 12% the previous year. The average yield on the investment portfolio decreased to 5.87% in 2001 compared to 6.08% in 2000 as a result of maturing investments being reinvested at lower interest rates.

Deposits

Deposits are the major source of the Company's funds for lending, investing and other general business purposes. Deposits are attracted principally from within the Company's primary market area through the offering of a broad variety of deposit products, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more) and retirement savings plans. In addition, the Company uses deposits obtained through investment banking firms, which obtain funds from their customers for deposit with the Company ("brokered deposits").

In 2001, total deposits increased by $18.9 million to $219.3 million, a 9% increase over 2000. The Company experienced growth in all deposit categories in 2001. Comparing year-end balances at 2001 to 2000, checking accounts increased by $6.1 million, savings and money market accounts by $8.4 million and certificates of deposit by $4.4 million.

Due to the low interest rate environment, the average yield on savings deposits and interest-bearing checking accounts decreased to 2.57% in 2001 from 3.58% in 2000 and the average yield on certificates of deposit decreased to 5.52% in 2001 from 5.82% in 2000.

The Company's focus on quality customer service contributed to the deposit growth in 2001. The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

Borrowings

Borrowings supplement deposits as a source of liquidity. Borrowed funds consist mainly of securities sold under agreement to repurchase and advances from the Federal

Home Loan Bank (FHLB). Total borrowings were $29.8 million at December 31, 2001 compared to $20.1 million at December 31, 2000, an increase of $9.7 million. Other short-term borrowings include federal funds purchased, commercial lines of credit, Treasury, tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury.

ASSET QUALITY

Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 24% of the Company's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At December 31, 2001, total loans under these programs totaled $16.7 million of which $12.4 million, or 7% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

The Company continues to focus on asset quality issues and emphasizes loan review and underwriting procedures. The Bank utilizes the services of a consultant, M&M Consulting, LLC (a joint venture owned 50% by the Company), to perform periodic loan and documentation review. Management has established a risk rating and review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for all commercial and commercial real estate loans. The goal of the risk rating process is to address the watch list, substandard and non-performing loans, as early as possible. These components of risk management are integral elements of the Bank's loan program which have contributed to the loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in attempting to anticipate the potential effects of uncertain economic conditions (both locally and nationally).

Nonperforming Assets

Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned. Total nonperforming assets as a percentage of total assets remained consistent at .26% or $728,000 at December 31, 2001, compared to .25% or $574,000 at December 31, 2000.

Loans are placed on non-accrual status when, in the judgment of management, principal repayment is doubtful, whether current or past due. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, interest is generally not accrued on loans past due 90 days or more. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest, future payments are no longer in doubt, and the loan has been performing for at least six consecutive months.

Provision and Allowance for Loan Losses

The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $474,000 for 2001 and $423,000 for 2000, an increase of $51,000 or 12%. The allowance for loan losses represented 1.59% of loans outstanding at December 31, 2001, as compared to 1.60% at December 31, 2000. Net charge-offs were $146,000 during 2001 or .08% of average loans outstanding, as compared to $39,000 in 2000 or .03%. The low level of net loan charge-offs is indicative of the Company's loan quality and credit administration standards and the generally stable economic environment existing in the Company's primary market area.

The allowance for loan losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans deemed noncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. A high degree of judgment is necessary to determine the appropriate level of allowance for loan losses and requires management's ongoing evaluation of adequacy. The adequacy of the loan loss allowance is determined by use of a risk rating system. The evaluation process includes, among other things, industry standards, management's experience, the

Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the final determinations.

Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly. Management anticipates that there will be a provision for loan losses in 2002; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Company's methodology will determine the provision amount in 2002.

ASSET/LIABILITY MANAGEMENT

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually.

The Board of Directors delegates responsibility for carrying out the asset/liability management policies to its Asset/Liability Committee ("ALCO"). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management process based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income ("NII"), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income earned and interest expense incurred on all assets and liabilities reflected in the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given both a 200 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12 month period is assumed.

Liquidity

Liquidity represents the ability to meet both asset growth and deposit withdrawals. Many factors affect a company's ability to meet liquidity needs, including changes in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions. In addition to traditional in-market deposit sources, the Company has other sources of liquidity, including proceeds from maturing investment securities and loans, the sale of investment securities, Federal Funds through correspondent bank relationships, brokered deposits and FHLB borrowings. Additional liquidity is available in the loan portfolio through sale of residential mortgages and the guaranteed portion of SBA loans. Management believes that the current level of liquidity is sufficient to meet current and future funding requirements.

CAPITAL

At December 31, 2001, shareholders' equity totaled $26.0 million or 9.3% of total assets, as compared to $23.3 million or 9.5% at December 31, 2000. The net increase in shareholders' equity was attributable to: net income of $3.3 million; change in unrealized gain on securities of $591,000; stock option exercises of $132,000, less net share repurchases of $454,000; and $888,000 in cash dividends.

Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December 31, 2001 of 13.69% and 15.11%, respectively, exceed regulatory guidelines for a "well capitalized" financial institution. The Company's Tier 1 and Tier 2 risk based capital ratios at December 31, 2000 were 13.78% and 15.21%, respectively. The Bank is also subject to federal regulatory capital requirements. At December 31, 2001, the Bank was deemed to be "well capitalized" under the applicable regulations.

During 2000, the Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 255,416 shares of the Company's common stock of which the Company has repurchased 175,169 shares. Shares are being repurchased into treasury for the purpose of funding the expected exercise of stock options pursuant to the Company's stock option plan.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," requires that the purchase method be used to account for business combinations initiated after June 30, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," are effective on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement on January 1, 2002. SFAS No. 144 provides guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. These statements are expected to have no material impact on the Company's consolidated financial condition and results of operations.

MARKET FOR COMMON STOCK

Market prices (as quoted by Nasdaq) and cash dividends paid, per share of the Company's common stock, by calendar quarter for the past two years are listed below. Per share data information has been adjusted to reflect the 3% stock dividends in both 2001 and 2000, respectively.

2001	Dividends Declared Per Share	Market Prices High	Market Prices Low
First Quarter	$ 0.07	$ 11.17	$ 9.22
Second Quarter	0.07	11.00	10.38
Third Quarter	0.08	11.15	10.00
Fourth Quarter	0.09	11.50	10.42

2000	Dividends Declared Per Share	Market Prices High	Market Prices Low
First Quarter	$ 0.06	$ 10.60	$ 6.31
Second Quarter	0.06	11.78	8.50
Third Quarter	0.06	10.92	9.52
Fourth Quarter	0.06	10.86	8.19

As of December 31, 2001, the Company had approximately 830 shareholders of record and 2,667,217 shares outstanding.

There are significant regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from its subsidiary, Merrill Merchants Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution. In addition, the Company has a class of cumulative preferred stock, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. See notes 15 and 18 of the notes to the consolidated financial statements for a discussion of the preferred stock and the Bank's regulatory matters, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Merrill Merchants Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

BERRY DUNN MCNEIL & PARKER
Portland, Maine

January 11, 2002

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands, Except Number of Shares and per Share Data)

ASSETS	December 31, 2001	December 31, 2000
Cash and due from banks	$ 9,789	$ 11,796
Interest-bearing deposits with banks	55	57
Total cash and cash equivalents	9,844	11,853
Investment securities – available for sale	71,607	59,686
Loans held for sale	1,060	827
Loans receivable	188,080	165,923
Less allowance for loan losses	2,986	2,658
Net loans receivable	185,094	163,265
Other real estate owned	221	90
Properties and equipment, net	3,674	3,642
Cash surrender value of life insurance	2,900	2,768
Deferred income tax benefit	505	624
Accrued income and other assets	3,292	3,658
Total assets	$ 278,197	$ 246,413
LIABILITIES AND SHAREHOLDERS' EQUITY		
Demand deposits	$ 39,242	$ 34,209
Savings and NOW deposits	96,416	86,975
Certificates of deposit	83,651	79,267
Total deposits	219,309	200,451
Securities sold under agreements to repurchase (term and demand)	19,138	14,168
Other borrowed funds	10,654	5,908
Accrued expenses and other liabilities	2,811	2,294
Mandatory convertible debentures	300	300
Total liabilities	252,212	223,121
Commitments (Notes 7, 8, 14, 18 and 19)		
Shareholders' equity		
Convertible cumulative preferred stock, par value $1; authorized 50,000 shares, issued and outstanding 19,566 shares	20	20
Common stock, $1 par value; 4,000,000 shares authorized; shares issued 2,741,232 and outstanding 2,667,217 in 2001; and shares issued 2,661,450 and outstanding 2,586,396 in 2000	2,741	2,661
Capital surplus	18,794	17,958
Retained earnings	4,601	3,436
Accumulated other comprehensive income,		
Unrealized gain on securities available for sale, net of tax of $294 and $4 in 2001 and 2000, respectively	600	9
Treasury stock, at cost–74,015 shares in 2001 and 75,054 shares in 2000	(771)	(792)
Total shareholders' equity	25,985	23,292
Total liabilities and shareholders' equity	$ 278,197	$ 246,413

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Number of Shares and per Share Data)

	Years ended December 31,	
	2001	2000
Interest and dividend income		
Interest and fees on loans	$15,731	$14,708
Interest on investment securities	3,520	3,271
Dividends on investment securities	228	113
Interest on federal funds sold	23	111
Total interest and dividend income	19,502	18,203
Interest expense		
Interest on deposits	6,756	7,185
Interest on borrowed funds	1,204	992
Total interest expense	7,960	8,177
Net interest income	11,542	10,026
Provision for loan losses	474	423
Net interest income after provision for loan losses	11,068	9,603
Other income		
Service charges on deposit accounts	691	658
Other service charges and fees	964	835
Trust fees	1,010	967
Net gain on sale of mortgage loans	321	158
Net gain on investment securities	37	297
Other	276	240
Total other income	3,299	3,155
Other expense		
Salaries and employee benefits	5,000	4,665
Occupancy expense	776	694
Equipment expense	686	637
Data processing	498	493
Other	2,508	2,334
Total other expense	9,468	8,823
Income before income taxes	4,899	3,935
Income tax expense	1,645	1,316
Net income	$ 3,254	$ 2,619
Per share data		
Basic earnings per common share	$ 1.20	$ 0.95
Diluted earnings per common share	$ 1.04	$ 0.84

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands, Except Number of Shares and per Share Data)

	Convertible Cumulative Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain (Loss) on Securities Available for Sale	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1999	$ 20	$ 2,584	$ 17,220	$ 2,618	$ (435)	$ (749)	$ 21,258
Net income	—	—	—	2,619	—	—	2,619
Change in unrealized gain (loss) on securities available for sale, net of deferred income taxes of $228	—	—	—	—	444	—	444
Total comprehensive income	—	—	—	2,619	444	—	3,063
Common stock options exercised, 43,949 shares	—	—	—	(296)	—	496	200
3% common stock dividend declared	—	77	697	(775)	—	—	(1)
Treasury stock purchased (52,592 shares at an average price of $10.25)	—	—	—	—	—	(539)	(539)
Tax benefit related to exercise of stock options	—	—	41	—	—	—	41
Common stock cash dividend declared, $.24 per share	—	—	—	(647)	—	—	(647)
Convertible cumulative preferred stock dividends declared, $5.02 per share	—	—	—	(83)	—	—	(83)
Balance at December 31, 2000	$ 20	$ 2,661	$ 17,958	$ 3,436	$ 9	$ (792)	$ 23,292
Net income	—	—	—	3,254	—	—	3,254
Change in unrealized gain on securities available for sale, net of deferred income taxes of $290	—	—	—	—	591	—	591
Total comprehensive income	—	—	—	3,254	591	—	3,845
Common stock options exercised, 45,085 shares	—	—	—	(343)	—	475	132
3% common stock dividend declared	—	80	778	(858)	—	—	—
Treasury stock purchased (42,319 shares at an average price of $10.72)	—	—	—	—	—	(454)	(454)
Tax benefit related to exercise of stock options	—	—	58	—	—	—	58
Common stock cash dividend declared, $.31 per share	—	—	—	(826)	—	—	(826)
Convertible cumulative preferred stock dividends declared, $3.18 per share	—	—	—	(62)	—	—	(62)
Balance at December 31, 2001	$ 20	$ 2,741	$ 18,794	$ 4,601	$ 600	$ (771)	$ 25,985

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,254	$ 2,619
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	458	431
Amortization	483	348
Net (accretion) amortization on investment securities	(102)	15
Deferred income taxes	(181)	(282)
Provision for loan losses	474	423
Net gain on sale of mortgage loans, investment securities, and properties and equipment	(308)	(416)
Net change in:		
Loans held for sale	(233)	(446)
Deferred loan fees	66	2
Accrued income and other assets	163	(522)
Accrued expenses and other liabilities	277	731
Net cash provided by operating activities	4,351	2,903
CASH FLOWS FROM INVESTING ACTIVITIES		
Net loans made to customers	(22,805)	(27,815)
Acquisition of properties and equipment and computer software	(571)	(1,147)
Purchase of investment securities available for sale	(129,387)	(35,125)
Proceeds from sales and maturities of investment securities		
Sales and maturities of available for sale securities	118,485	34,825
Maturities of held to maturity securities	—	262
Proceeds from sale of other real estate owned	314	—
Proceeds from sale of properties and equipment	—	19
Net cash used in investing activities	(33,964)	(28,981)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand, savings and NOW deposits	14,474	12,180
Net increase in certificates of deposit	4,384	13,424
Net increase in securities sold under agreements to repurchase	4,970	111
Net decrease in other borrowed funds	(2,556)	(52)
Long-term advances from the Federal Home Loan Bank	8,000	2,000
Payments of long-term advances	(698)	(1,318)
Cash received in branch acquisition	—	3,534
Dividends paid on convertible cumulative preferred stock and common stock	(648)	(731)
Proceeds from stock issuance	132	200
Purchase of treasury stock	(454)	(539)
Net cash provided by financing activities	27,604	28,809
Net increase (decrease) in cash and cash equivalents	(2,009)	2,731
Cash and cash equivalents, beginning of year	11,853	9,122
Cash and cash equivalents, end of year	$ 9,844	$ 11,853
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 8,044	$ 7,875
Transfers to other real estate owned	456	40
Income tax paid	1,718	1,493

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

(Presented in Thousands, except Number of Shares and per Share Data)

1. Summary of Significant Accounting Policies

The accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.

Nature of Business

Merrill Merchants Bancshares, Inc. (Company) is a financial holding company that owns all of the common stock of Merrill Merchants Bank (Bank) and Maine Acceptance Corporation (MAC). The Bank operates branches in Bangor (three offices), Brewer, Holden, Milford, Newport, Orono, Orrington, Pittsfield, and Waterville, Maine.

The Bank's lending activities are conducted principally in central Maine. The Bank grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Bank are either collateralized by real estate or guaranteed by federal and local governmental authorities. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

Maine Acceptance Corporation, a finance company located in Bangor, Maine, provides indirect auto and recreational vehicle lending, as well as other types of loans, including personal unsecured, recreational vehicles, automobiles, mobile homes, and home equity loans.

The Bank is under the supervision of the Board of Governors of the Federal Reserve System and the Maine Bureau of Banking, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the fullest extent permitted by law.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of other real estate owned, management obtains independent appraisals for significant properties.

Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiaries, Merrill Merchants Bank, a state-chartered bank, and Maine Acceptance Corporation.

All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking and financing activities, no additional disclosure standards are required by the Statement.

Investment Securities

Investment debt securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of income taxes, are recognized as direct increases or decreases in shareholders' equity. Market values of securities are obtained from independent market sources. Cost of securities sold is recognized using the specific identification method.

Premiums are amortized and discounts are accreted using methods approximating the interest method.

Loans Held for Sale

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains or losses on sales of loans are recognized at the time of sale and are based upon the difference between the selling price and the carrying amount of loans sold.

Other Real Estate Owned

Other real estate owned (OREO) includes real estate and repossessed personal property held for sale which have been acquired principally through foreclosure or a similar conveyance of title. Real estate may be considered to be in-substance foreclosed and included in OREO prior to the conveyance of title when specific criteria are met. Both foreclosed and in-substance foreclosed real estate, as well as repossessed personal property, are carried at the lower of their recorded amounts or fair value less estimated costs of disposal. Any write-downs at, or prior to, the dates of acquisition are charged to the allowance for loan losses. Subsequent write-downs are recorded in other expense. Expenses incurred in connection with holding such assets and gains and losses upon sale are included in other expense or other income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due or the loan becomes past due 90 days or more unless the credit is well-secured and in process of collection. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is included in the provision for loan losses.

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on loan type, investor type, and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Properties and Equipment

Properties and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on the straight-line method and by accelerated methods over the estimated useful lives of the assets.

Goodwill and Organization Costs

Goodwill is being amortized using the straight-line method over seven and fifteen years. Upon adoption of SFAS No. 142 on January 1, 2002, the Company will discontinue the goodwill amortization of $70 per year and will review the goodwill asset for impairment in accordance with SFAS No. 142.

Loan Origination Fees and Costs

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Income Taxes

The Company records deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, letters of credit and unadvanced commitments under commercial and home equity lines of credit, credit cards, and overdraft protection accounts. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and due from banks, and interest-bearing deposits with banks.

Earnings Per Share

The basic earnings per share computation is based upon the weighted-average number of shares of stock outstanding during the period. Potential common stock is considered in the calculation of weighted-average shares outstanding for diluted earnings per share.

The Company declared a 3% stock dividend in 2001 and 2000. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends.

Impact of Recently Issued Accounting Standards

SFAS No. 141, "Business Combinations," requires that the purchase method be used to account for business combinations initiated after June 30, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," are effective on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement on January 1, 2002. SFAS No. 144 provides guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. These statements are expected to have no material impact on the Company's consolidated financial condition and results of operations.

2. Cash and Cash Equivalents

The Federal Reserve Board requires the Bank to maintain a rolling average compensating balance of $500 in amounts on deposit. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

3. Investment Securities Available for Sale

The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 2001, and 2000 were as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2001				
U.S. Treasury securities	$ 1,000	$ 30	$ —	$ 1,030
U.S. Government agencies and corporations	17,050	366	(40)	17,376
Mortgage-backed securities and collateralized mortgage obligations	38,123	733	(172)	38,684
State and local government debt securities	5,254	—	—	5,254
Certificates of deposit	4,457	—	—	4,457
U.S. Government agency money market funds	3,130	—	—	3,130
Other securities	1,699	—	(23)	1,676
	$70,713	$1,129	$(235)	$71,607

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2000				
U.S. Treasury securities	$ 7,021	$ 12	$ (16)	$ 7,017
U.S. Government agencies and corporations	16,794	86	(14)	16,866
Mortgage-backed securities and collateralized mortgage obligations	28,305	185	(108)	28,382
State and local government debt securities	2,514	—	—	2,514
Certificates of deposit	3,663	—	—	3,663
Other securities	1,376	—	(132)	1,244
	$59,673	$283	$(270)	$59,686

At December 31, 2001 and 2000, investment securities with amortized cost of $33,848 and $30,885 and fair value of $34,727 and $30,977, respectively, were pledged to secure public deposits, Treasury, tax and loan deposits and borrowings and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 15,184	$ 15,365
Due from one to five years	12,177	12,374
Due from five to ten years	9,234	9,392
Due after ten years	29,289	29,670
	$ 65,884	$ 66,801

Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

During 2001 and 2000, the Company sold investment securities available for sale for total proceeds of $92,402 and $14,461, respectively. The sales resulted in gross realized gains of $37 for 2001 and gross realized gains of $305 and gross realized losses of $8 for 2000.

4. Loans Receivable

The components of loans receivable were as follows:

	2001	2000
Commercial	$ 43,533	$ 42,459
Commercial real estate	69,303	59,305
Construction	6,678	4,623
Residential real estate	35,040	26,112
Home equity	17,675	18,830
Consumer	15,945	14,622
Less deferred loan fees	(94)	(28)
Total	$ 188,080	$ 165,923

Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $420 and $467 at December 31, 2001, and 2000, respectively. The total allowance for loan losses related to these loans was $189 and $173 at December 31, 2001, and 2000, respectively. The average balance of outstanding impaired loans was $460 and $403 for 2001 and 2000, respectively. Interest income recognized for cash payments on impaired loans during 2001 and 2000 was not material to the consolidated financial statements.

5. Allowance for Loan Losses

An analysis of the allowance for loan losses at December 31, 2001, and 2000 is as follows:

	2001	2000
Balance at beginning of year	$ 2,658	$ 2,274
Add: Provision for loan losses	474	423
Recoveries of previous charge-offs	38	26
Less: Loans charged off	(184)	(65)
Balance at end of year	$ 2,986	$ 2,658

6. Mortgage Servicing

The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to $79,073 and $69,320 at December 31, 2001, and 2000, respectively. Mortgage servicing rights of $340 and $314 are capitalized and recorded at their estimated fair value at December 31, 2001, and 2000, respectively and are included in other assets. Mortgage servicing rights of $270 and $132 were capitalized in 2001 and 2000, respectively and amortization of mortgage servicing rights was $243 in 2001 and $170 in 2000.

7. Properties and Equipment

Properties and equipment are comprised of the following:

	2001	2000
Land and land improvements	$ 559	$ 461
Bank premises	2,327	2,228
Furniture and equipment	2,796	2,723
Leasehold improvements	308	254
Total cost	5,990	5,666
Less accumulated depreciation	2,316	2,024
Net properties and equipment	$ 3,674	$ 3,642

Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $289 for 2001 and $259 for 2000. Future minimum rental commitments under noncancelable leases at December 31, 2001 are:

2002	$ 261
2003	202
2004	179
2005	84
2006	68
Thereafter	26
Total	$ 820

8. Employee Benefit Plans

The Company has established a defined contribution pension plan under Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $90 and $76 for 2001 and 2000, respectively.

In 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees. The plan was restructured and amended in 2000. Life insurance policies were acquired for the purpose of serving as the primary funding source. The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank's cost of funds expense. The present value of these benefits is being expensed over the employment service period which amounted to $132 for 2001 and $333 for 2000. The cash value of these policies was $2,900 and $2,768 at December 31, 2001, and 2000, respectively.

9. Deposits

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $29,409 and $25,410 at December 31, 2001, and 2000, respectively. Certificates of deposit included brokered deposits in the amount of $6,302 at December 31, 2001.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

2002	$ 53,886
2003	17,409
2004	8,607
2005	1,484
2006	2,256
Thereafter	9
	$ 83,651

10. Borrowed Funds

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances, commercial bank line of credit advances and Treasury, tax and loan deposits. Treasury, tax and loan deposits are repaid upon notification by the U.S. Treasury.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2001	2000
Average balance during the year	$16,453	$13,055
Maximum month-end balance during the year	23,539	15,930
Average interest rate during the year	3.21%	4.69%
Average interest rate at end of the year	1.59%	4.82%

The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $907 at December 31, 2001, which is included in investment securities available for sale in the consolidated statements of financial condition. The Company, through its banking subsidiary, has an available line of credit with the FHLB of $3.5 million.

At December 31, 2001, the Company had a $5 million commercial bank line of credit that expires in 2002. The floating rate note is based on the one month London Interbank Offer Rate (1.87% at December 31, 2001) plus 1.75%.

A summary of borrowings from the Federal Home Loan Bank follows:

December 31, 2001

Maturity Dates	*Principal Amounts*	*Interest Rate*
2002	$ 2,825	4.67–7.34%
2003	678	4.67–7.34%
2004	2,001	4.67–7.34%
2005	1,943	4.67–7.34%
2006	2,235	4.67–6.47%
Thereafter	70	6.47%
	$ 9,752	

December 31, 2000

Maturity Dates	*Principal Amounts*	*Interest Rates*
2001	$ 639	5.81–7.34%
2002	657	6.18–7.34%
2003	485	6.47–7.34%
2004	300	6.47–7.34%
2005	211	6.47–7.34%
Thereafter	158	6.47%
	$ 2,450	

11. Mandatory Convertible Debentures

The Company issued $300 of mandatory convertible debentures which bear interest at 1% per annum in excess of the prime rate of interest of FleetBoston. Interest is payable on March 31, June 30, September 30, and December 31 of each year until the debentures are paid in full or converted into shares of common stock. On or prior to September 30, 2002, the holders of the debentures must convert the entire principal amount into shares of common stock of Merrill Merchants Bancshares, Inc. at a conversion rate equal to $4.04 of principal amount of debentures for one share of common stock, subject to adjustment for any recapitalization of common stock, such as a split or reverse split of common stock.

The debentures are unsecured and any payment of interest or principal will be subordinated to the timely payment of principal and interest on all existing and future obligations of the Company for borrowed money from any bank, trust company, insurance company or other financial institution engaged in the business of lending money.

12. Income Taxes

The current and deferred components of income tax expense are as follows:

	2001	2000
Current		
Federal	$ 1,771	$ 1,552
State	55	46
	1,826	1,598
Deferred	(181)	(282)
	$ 1,645	$ 1,316

The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:

	2001	2000
Computed tax expense	$ 1,666	$ 1,338
Increase (reduction) in		
income tax expense resulting from:		
Income from life insurance	(45)	(30)
Tax exempt income	(40)	(38)
State taxes, net of federal benefit	36	30
Other	28	16
	$ 1,645	$ 1,316

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	2001		2000	
	Asset	*Liability*	*Asset*	*Liability*
Allowance for loan losses	$ 698	$ —	$ 537	$ —
Unrealized gain on securities available for sale	—	294	—	4
Deferred compensation	250	—	196	—
Mortgage servicing rights	—	116	—	107
Depreciation and amortization	—	92	—	36
Other	70	11	38	—
	$ 1,018	$ 513	$ 771	$ 147

Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years. Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.

13. Related Parties

The Bank has entered into loan transactions with its directors, executive officers, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Loans to related parties which in aggregate exceed $60 were as follows:

	2001	2000
Balance, January 1	$ 8,640	$ 6,641
Loans made/advanced	3,631	4,471
Repayments	(3,307)	(2,472)
Balance, December 31	$ 8,964	$ 8,640

Commitments, as described in Note 14, to related parties which in aggregate exceed $60 totaled $1,814 and $3,440 at December 31, 2001, and 2000, respectively.

14. Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments, including requiring collateral or other security to support financial instruments with credit risk.

The Bank's commitments at December 31, 2001, and 2000 are as follows:

	2001	2000
Commitments to extend credit	$ 15,656	$ 5,704
Letters of credit	897	1,685
Unadvanced commitments		
Commercial lines of credit	28,487	23,505
Construction lines of credit	2,508	1,808
Home equity lines of credit	11,786	10,643
Overdraft protection accounts	1,697	1,684
Credit card lines	3,023	2,910

15. Shareholders' Equity

The Company distributed a 3% stock dividend on March 7, 2001 and a 3% stock dividend on February 29, 2000. Earnings per share for 2001 and 2000 have been restated to reflect these stock dividends.

Holders of preferred stock are entitled to dividends equal to the total stated value of $46.00 per share multiplied by the prime rate in effect from time to time as announced by FleetBoston. The dividends payable on the preferred stock are cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. However, the payment of any dividends on or the redemption of the preferred stock is subordinate to the payment of any debt by the Company. The preferred stock is non-voting.

Each share of preferred stock is convertible into 11.38 shares of common stock, adjusted for recapitalization of the common stock (such as a split or stock dividends). After October 1, 2002, and to the extent not previously converted into common stock, the preferred stock may be redeemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the preferred stock may not be called or redeemed by the Company unless approved in advance by the Federal Reserve Bank of Boston.

16. Other Expense

Other expense amounts are summarized as follows for 2001 and 2000:

	2001	2000
Merchant processing	$ 520	$ 460
Professional fees	348	310
Printing, postage, stationery, and supplies	237	281
Advertising and promotion	202	226
Trust expense	161	160
Telephone	159	168
ATM expense	144	98
Travel, meetings, conventions, and employee education	131	111
Other	606	520
Total	$ 2,508	$ 2,334

17. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per share data):

	2001	2000
Basic earnings per share		
Net income, as reported	$ 3,254	$ 2,619
Preferred stock dividends declared	(62)	(83)
Income available to common shareholders	$ 3,192	$ 2,536
Weighted-average shares outstanding	2,664,692	2,669,837
Basic earnings per share	$ 1.20	$ 0.95
Diluted earnings per share		
Net income, as reported	$ 3,254	$ 2,619
Interest on mandatory convertible debentures, net of tax	16	20
Income available to common shareholders	$ 3,270	$ 2,639
Weighted-average shares outstanding	2,664,692	2,669,837
Effect of stock options, net of assumed treasury stock purchases	181,375	169,548
Effect of convertible preferred stock	222,779	222,779
Effect of mandatory convertible debentures	74,256	74,256
Adjusted weighted-average shares outstanding	3,143,102	3,136,420
Diluted earnings per share	$1.04	$0.84

Options to purchase 23,336 shares of common stock at $10.02 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock.

18. Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 2001, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized "well capitalized," the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

The Company's and Bank's actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 2001 and 2000.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2001	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Total capital (to risk-weighted assets)						
Consolidated	$ 27,507	15.11%	$ 14,560	8.00%	N/A	
Bank	21,021	11.97	14,053	8.00	$ 17,566	10.00%
Tier I capital (to risk-weighted assets)						
Consolidated	24,923	13.69	7,280	4.00	N/A	
Bank	18,819	10.71	7,027	4.00	10,540	6.00
Tier I capital (to average assets)						
Consolidated	24,923	9.04	11,029	4.00	N/A	
Bank	18,819	7.01	8,059	3.00	13,431	5.00
As of December 31, 2000						
Total capital (to risk-weighted assets)						
Consolidated	$ 25,028	15.21%	$ 13,161	8.00%	N/A	
Bank	19,183	12.10	12,687	8.00	$ 15,859	10.00%
Tier I capital (to risk-weighted assets)						
Consolidated	22,664	13.78	6,581	4.00	N/A	
Bank	17,194	10.84	6,343	4.00	9,515	6.00
Tier I capital (to average assets)						
Consolidated	22,664	9.50	9,540	4.00	N/A	
Bank	17,194	7.38	6,991	3.00	11,652	5.00

19. Stock Options

Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 719,497 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. Options granted through 1997 were subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003. Options granted after 1997 were granted subject to an initial vesting period of one or two years, after which options become exercisable until ten years from the grant date.

The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 2001 and 2000 net income and earnings per share would have been reduced to the pro forma amounts indicated below.

(In thousands except for per-share data)

			Earnings per Share	
		Net Income	Basic	Diluted
2001	As reported	$ 3,254	$ 1.20	$ 1.04
	Pro forma	3,229	1.19	1.03
2000	As reported	2,619	0.95	0.84
	Pro forma	2,596	0.94	0.83

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for all grants in 2001 and 2000: dividend yield of 2.74% in 2001 and 2.86% in 2000, risk-free interest rate of 3% in 2001 and 5% in 2000, expected lives of two years, and expected volatility of 23% in 2001 and 22% in 2000.

A summary of the status of the plan as of December 31, 2001, and 2000, and changes during the years then ended, is presented below.

	2001		2000	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	423,733	$ 5.40	433,120	$ 5.28
Granted during the year	9,000	10.50	35,500	8.75
Exercised during the year	(45,085)	4.55	(43,949)	4.85
Forfeited during the year	(14,800)	5.56	(13,388)	7.33
Additional shares for which options are exercisable due to stock dividends	11,834	—	12,450	—
Outstanding at end of year	384,682	$ 5.44	423,733	$ 5.40
Exercisable at end of year	345,067	$ 5.04	367,573	$ 4.79
Weighted-average fair value of options granted during the year		$ 1.32		$ 1.20

The following information applies to options at December 31, 2001:

	Options Outstanding			Options Exerciseable	
Range of Exercise Price	*Number of Shares*	*Wtd. Avg. Remaining Contractual Life*	*Wtd. Avg. Exercise Price*	*Number of Shares*	*Wtd. Avg. Exercise Price*
$ 4.12–$ 6.17	321,731	1.4	$4.68	321,731	$4.68
$ 8.50–$ 10.50	62,951	8.3	9.32	23,336	10.02

20. Branch Acquisition

On February 25, 2000, the Bank acquired a branch office in Holden, Maine from the First National Bank of Bar Harbor. The acquisition was accounted for under the purchase method of accounting for business combinations. Earnings of the acquired branch, from the date of acquisition, are included in the consolidated statement of income. The following is a summary of the transaction:

Loans and investments acquired	$ 2,091
Fixed assets	566
Goodwill	338
Deposits, repurchase agreements and accrued interest	(6,529)
Net cash and cash equivalents received	$ (3,534)

21. Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Cash Equivalents

The fair value of cash and due from banks, and interest-bearing deposits with banks approximates their relative book values at December 31, 2001, and 2000, as these financial instruments have short maturities.

Investment Securities

The fair values of investment securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Loans Held for Sale

The fair values of loans held for sale are based on quoted market prices from the Federal National Mortgage Association.

Loans Receivable

Fair values are estimated for portfolios of loans receivable with similar financial characteristics. The fair values approximate carrying value for all loans with variable interest rates.

The fair values of fixed rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the risk inherent in the loan. The estimates of maturity are based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments.

Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in the actual sale.

Cash Surrender Value of Life Insurance

The fair value is based on the actual cash surrender value of life insurance policies.

Accrued Interest Receivable

The fair value approximates the carrying value as this financial instrument has a short maturity. It is the Bank's policy to stop accruing interest on loans for which it is probable that the interest is not collectible. Therefore, the fair value of this financial instrument has been adjusted to reflect credit risk.

Capitalized Mortgage Servicing Rights

The fair value of mortgage servicing rights is based on the expected present value of future mortgage servicing income, net of estimated servicing costs, considering market consensus loan prepayment predictions.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposits compared to the cost of borrowing funds in the market. If that value were considered, the fair value of the Bank's net assets could increase.

Borrowed Funds

The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for borrowings of similar remaining maturities.

Accrued Interest Payable

The fair value approximates the book value as this financial instrument has a short maturity.

Off-Balance Sheet Instruments

The Company's off-balance sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include property and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

A summary of the estimated fair values for the Company's significant financial instruments at December 31, 2001, and 2000 follows:

	Carrying Value	Estimate of Fair Value
December 31, 2001		
Financial Assets		
Cash and cash equivalents	$ 9,844	$ 9,844
Investment securities	71,607	71,607
Loans held for sale	1,060	1,060
Loans receivable, net	185,094	188,222
Cash surrender value of life insurance	2,900	2,900
Accrued interest receivable	1,189	1,189
Capitalized mortgage servicing rights	340	587
Financial Liabilities		
Deposits	219,309	220,764
Accrued interest payable	383	383
Borrowed funds	30,092	30,446
December 31, 2000		
Financial Assets		
Cash and cash equivalents	$ 11,853	$ 11,853
Investment securities	59,686	59,686
Loans held for sale	827	838
Loans receivable, net	163,265	163,170
Cash surrender value of life insurance	2,768	2,768
Accrued interest receivable	1,441	1,441
Capitalized mortgage servicing rights	314	581
Financial Liabilities		
Deposits	200,451	200,476
Accrued interest payable	467	467
Borrowed funds	20,376	20,408

22. Parent Company Financial Information

The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 2001, and 2000 and for the years then ended:

SUMMARIZED BALANCE SHEET INFORMATION

	2001	2000
ASSETS		
Cash	$ 55	$ 9
Investment securities at fair value	868	329
Investment in subsidiaries	19,989	17,853
Loan and interest receivable from subsidiary	5,565	5,440
Deferred income tax benefit	33	90
Total assets	$ 26,510	$ 23,721
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Dividend payable and accrued expenses	$ 225	$ 19
Note payable	—	110
Mandatory convertible debentures	300	300
Total liabilities	525	429
Shareholders' equity		
Convertible cumulative preferred stock	20	20
Common stock	2,741	2,661
Capital surplus	18,794	17,958
Retained earnings	4,601	3,436
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	600	9
Treasury stock	(771)	(792)
Total shareholders' equity	25,985	23,292
Total liabilities and shareholders' equity	$ 26,510	$ 23,721

SUMMARIZED STATEMENTS OF INCOME INFORMATION

	2001	2000
Dividends from bank subsidiary	$ 1,526	$ 1,257
Interest income on loan from subsidiary	342	331
Interest and dividend income on investments	20	105
Total income	1,888	1,693
Interest expense on borrowed funds	26	39
Operating expenses	119	88
Total expenses	145	127
Income before income tax expense	1,743	1,566
Income tax expense	65	101
Income before equity in undistributed net income of subsidiaries	1,678	1,465
Equity in undistributed net income of subsidiaries	1,576	1,154
Net income	$ 3,254	$ 2,619

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

	2001	2000
Cash flows from operating activities		
Net income	$ 3,254	$ 2,619
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income tax benefit	38	22
Equity in undistributed net income of subsidiaries	(1,576)	(1,154)
Decrease in accrued income and other assets	—	18
Increase in accrued expenses and other liabilities	15	6
Net cash provided by operating activities	1,731	1,511
Cash flows from investing activities		
Proceeds from sales and maturities of investment securities	665	5,737
Purchase of investment securities	(1,095)	(2,314)
Net advances to subsidiaries	(175)	(3,972)
Net cash used by investing activities	(605)	(549)
Cash flows from financing activities		
Dividends paid on convertible cumulative preferred stock	(62)	(83)
Dividends paid on common stock	(586)	(648)
Proceeds from (payment of) note payable	(110)	110
Proceeds from issuance of common stock	132	200
Purchase of treasury stock	(454)	(539)
Net cash used by financing activities	(1,080)	(960)
Net increase in cash and cash equivalents	46	2
Cash and cash equivalents, beginning of year	9	7
Cash and cash equivalents, end of year	$ 55	$ 9

23. Selected Quarterly Data (unaudited)

The following tables provide unaudited financial information by quarter for each of the past two years:

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 4,795	$ 4,900	$ 4,935	$ 4,872	$ 4,912	$ 4,716	$ 4,459	$ 4,116
Interest expense	1,738	1,962	2,061	2,199	2,236	2,129	1,992	1,820
Net interest income	3,057	2,938	2,874	2,673	2,676	2,587	2,467	2,296
Provision for loan losses	141	111	111	111	105	105	103	110
Net interest income after provision for loan losses	2,916	2,827	2,763	2,562	2,571	2,482	2,364	2,186
Other income	863	806	806	787	743	720	711	684
Security gains	37	—	—	—	—	—	41	256
Other expense	2,459	2,340	2,320	2,349	2,243	2,162	2,118	2,300
Income before income taxes	1,357	1,293	1,249	1,000	1,071	1,040	998	826
Income tax expense	459	427	425	334	357	338	339	282
Net income	$ 898	$ 866	$ 824	$ 666	$ 714	$ 702	$ 659	$ 544
Per common share								
Basic earnings	$ 0.33	$ 0.32	$ 0.30	$ 0.24	$ 0.26	$ 0.25	$ 0.24	$ 0.20
Diluted earnings	$ 0.29	$ 0.28	$ 0.26	$ 0.21	$ 0.23	$ 0.22	$ 0.21	$ 0.17

Merrill Merchants Bancshares, Inc.

Board of Directors

William C. Bullock, Jr. *Chairman*
Merrill Merchants Bank Bangor, Maine

Edwin N. Clift *President & Chief Executive Officer*
Merrill Merchants Bank Bangor, Maine

Joseph H. Cyr *President*
John T. Cyr & Sons, Inc. Old Town, Maine

Perry B. Hansen *Chairman & Chief Executive Officer*
THE National Bank Bettendorf, Iowa

Robert E. Knowles *Investor*
Unity, Maine

Frederick A. Oldenburg, Jr., M.D. *Director*
Penobscot Respiratory, P.A. Bangor, Maine

Lloyd D. Robinson *Investor*
Hermon, Maine

Dennis L. Shubert, M.D., Ph.D. *Investor*
Bangor, Maine

Susan B. Singer *Investor*
Bangor, Maine

Officers

William C. Bullock, Jr. *Chairman*

Edwin N. Clift *President & Chief Executive Officer*

Deborah A. Jordan *Treasurer*

James A. MacLeod, Esquire *Secretary & Clerk*

MAC financial
Maine Acceptance Corporation

Board of Directors

Edwin N. Clift

Lloyd D. Robinson

John R. Graham III

Officers

Charles W. Hart
President

Floyd W. Libby
Vice President

Deborah A. Jordan
Treasurer / Secretary



Merrill Merchants Bancshares, Inc., Directors
Edwin Clift, Robert Knowles, Susan Singer, William Bullock, Lloyd Robinson, Frederick Oldenburg, M.D., Joseph Cyr Absent: Perry Hansen, Dennis Shubert, M.D., Ph.D.

Merrill Merchants Bank
Board of Directors

William C. Bullock, Jr. *Chairman*
Merrill Merchants Bank Bangor, Maine

Edwin N. Clift *President & Chief Executive Officer*
Merrill Merchants Bank Bangor, Maine

Joseph H. Cyr *President*
John T. Cyr & Sons, Inc. Old Town, Maine

John R. Graham III *President*
Automatic Distributors Bangor, Maine

Perry B. Hansen *Chairman & Chief Executive Officer*
THE National Bank Bettendorf, Iowa

Charles M. Hutchins *Vice President*
Alternative Energy, Inc. Bangor, Maine

Joseph P. Irish *President*
Waldo County Oil Troy, Maine

Robert E. Knowles *Investor*
Unity, Maine

Frederick A. Oldenburg, Jr., M.D. *Director*
Penobscot Respiratory, P.A. Bangor, Maine

Lloyd D. Robinson *Investor*
Hermon, Maine

Dennis L. Shubert, M.D., Ph.D. *Investor*
Bangor, Maine

Susan B. Singer *Investor*
Bangor, Maine

Honorary Directors

J. Donald Mackintosh

Leonard E. Minsky

Norman Minsky, Esq.

Joseph Sewall

Harold S. Wright



Merrill Merchants Bank, Directors
Frederick Oldenburg, M.D., Susan Singer, Edwin Clift, Robert Knowles, Charles Hutchins,
Lloyd Robinson, Joseph Irish, Joseph Cyr, William Bullock, John Graham Absent: Perry Hansen, Dennis Shubert, M.D., Ph.D.

Merrill Merchants Bank
Senior Management

William C. Bullock, Jr.
Chairman

Edwin N. Clift
President & Chief Executive Officer

Charles W. Hart
Executive Vice President
Retail Banking

Deborah A. Jordan
Executive Vice President
Chief Financial Officer

William P. Lucy
Executive Vice President
Commercial Banking

James A. MacLeod, Esquire
Senior Vice President
Trust & Investment Services

Jane H. Madigan
Senior Vice President
Marketing & Human Resources

Lynne A. Spooner
Senior Vice President
Mortgage Banking

Reginald C. Williams, Jr.
Senior Vice President
Operations

Sara E. Carr
Vice President
Compliance & Security

Susan L. Rush
Vice President
Systems Administration



Senior Officers
Jane Madigan, Deborah Jordan, James MacLeod, William Lucy, Reginald Williams, Susan Rush, Sara Carr, Lynne Spooner, Charles Hart
Seated: Edwin Clift, William Bullock

EMPLOYEES

Accounting
Linda G. England
Deborah A. Jordan*
Janet L. Kochis
Pamela J. Mugnai
Lorraine M. Therrien*

Administration
William C. Bullock, Jr.*
Edwin N. Clift*
Barbara J. Cochran
Stephen R. Crockett
Charles W. Hart*

Bank Operations
Scott D. Bennett
Michael J. Moody
Donna M. Poland
Reginald C. Williams, Jr.*

Commercial Lending
Fred A. Brown*
Angela T. Butler*
Alyson A. Coffin
Jeremy J. Dubay
Jerry C. Jarrell*
Jonathan S. Lander*
William P. Lucy*
Lewis H. Payne*
Cindy L. Rickman

Compliance
Sara E. Carr*
Susan V. Terrillion

Deposit Operations
Cindy L. Allen
Clarice J. Hannan
Linda M. Lizotte
Kathleen G. Prescott*

Human Resources
Theresa M. Brooks
Cynthia L. Leighton
Jane H. Madigan*

Loan Operations
Judith D. Kelly
Linda M. Libby
Michelle M. Thurston
Judy M. Walls
Jerina K. Warner*

Mortgage Lending
Alison J. Bailey*
P. David DeFroscia*
Tami E. Farnsworth
Roland I. Narofsky
Lynne A. Spooner*
Paula A. Taylor
Thomas A. Tilley*
Mark A. Trapela

Systems Administration
Thomas W. Austin
Susan L. Rush*
Jason D. Simsay

Trust & Investments
Clarence E. Bickford, Jr.*
Meris J. Bickford, Esquire*
Jacqueline A. Bouchey*
Betsy B. Hanscom
John R. Henderson*
Julie A. Kelly
James A. MacLeod, Esquire*
Suzanne T. Moffat*
Valrie G. Smith
Joyce D. Toman
Holly A. Vetelino
Ellen N. Ziobron

Maine Acceptance Corporation
Kristina R. Bickford
Robert J. Gardner
Kim M. Kirchdorfer
Floyd W. Libby*

BRANCH OFFICES

Bangor *201 Main Street*
Alena J. Bonenfant
Jana J. Clark
Eunice M. Harris
Jody E. Holmes
Janet L. Lane
Kim Patoka
Priscilla A. Pullen
Betsy A. Simpson*

Bangor *Stillwater Avenue*
Joseph W. Arps, III
George E. Dandaneau*
Lynne M. Gray
Heather L. Henderson
Deanna L. Ouellette
Lori A. Pardun
Tricia T. Tibbetts
Jason R. Wilkes

Bangor *Union Street*
Terri M. Adam
Jennifer C. Coutts
Jayne T. Dickey
Patricia L. Eldridge
Lynette L. Linehan
Stacie A. Severance
Candis M. Taylor
Marlene D. Thomas*

Brewer
Eva M. Charity
Diane M. Hewett
Bonita L. Hodgins
Linda J. Kenney
Carol L. Littlefield
Jessica L. Welch
Danelle L. Weston

Holden
Sandra J. Leavitt
Jacqueline M. Madore
Diane T. Pearson
Mary E. Tinto

Milford
Angela R. Madore
Kelly A. Shorey

Newport
Cynthia J. Brawn
Marjorie J. Downing*
Melissa M. Mallory
Debra L. Murray
Veronica E. Sylvia

Orono
Julie A. Clement
Brent A. Folster*
Gwendolyn A. King
Darleen M. Lanphere
Kathleen Spruce

Orrington
Marla J. Billings
Ronald J. Landry

Pittsfield
Nancy L. Bellfleur
Suzanne M. Mercier
Andrew C. Reed*
Carole L. Robinson
Micheline K. Ross
Dianne L. Roy

**Officers*

IN MEMORY



John S. Bacon
Director



John P. Thayer
Vice President
Brewer Branch Manager

CORPORATE INFORMATION

Corporate Headquarters

Merrill Merchants Bancshares, Inc.
201 Main Street
Bangor, Maine 04401
207-942-4800

Inquiries and Financial Information

Analysts, shareholders and other investors seeking financial information including our 2001 Annual Report on Form 10-KSB should contact Deborah Jordan, Chief Financial Officer and Manager of Investor Relations at 207-942-2494.

News media and others seeking general information should contact Jane Madigan, Senior Vice President and Manager of Media Relations at 207-990-4075.

Internet

Our internet address is: www.merrillmerchants.com or via electronic mail: info@merrillmerchants.com

Stock Listing

Merrill Merchants Bancshares, Inc. is traded over the counter on the Nasdaq National Market System under the symbol MERB.

Transfer Agent

Shareholder inquiries regarding change of address or title should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Independent Certified Public Accountants

Berry Dunn McNeil and Parker
100 Middle Street
Portland, Maine 04104

Annual Shareholder Meeting

The annual meeting of shareholders will be at 5:00 p.m. on Wednesday, April 17, 2002, at Pilot's Grill, 1528 Hammond Street, Bangor, Maine.

LOCATIONS

Bangor
201 Main Street
920 Stillwater Avenue
992 Union Street

Brewer
366 Wilson Street

Holden
Route 1A

Milford
2 Main Street

Newport
Newport Plaza

Orono
69 Main Street

Orrington
191 River Road

Pittsfield
27 Main Street

Waterville
58 Elm Street

Merrill Merchants Bancshares, Inc.

Design & Illustrations *Swensson Design* · **Photography** *Klyne Studio & Imaging* · **Printing** *Bacon Printing Company*

Proud to be growing in Maine.